  EXHIBIT 99.3

April 16, 2018

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of security, not coded as “lost”, of Intellipharmaceutics International Inc. on April 13, 2018

Notice-and-Access Document
Proxy

Please note that:

●
We have coded registered security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

●
We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Sincerely,

AST Trust Company (Canada)